                                                  UNITED STATES
                                        SECURITIES AND EXCHANGE COMMISSION
                                              Washington, D. C. 20549

                                                  SCHEDULE 13D/A
                                                  (Rule 13d-101)

                                                  Amendment No. 2

                                  INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                                 PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                                          FILED PURSUANT TO RULE 13d-2(a)

                                             AmeriVest Properties Inc.
                                                 (Name of Issuer)

                                     Common Stock, Par Value $0.001 Per Share
                                          (Title of Class of Securities)

                                                     03071L101
                                       (CUSIP Number of Class of Securities)

                                             North Star Partners, L.P.
                                               274 Riverside Avenue
                                                Westport, CT 06880
                                          Attention: Mr. Andrew R. Jones
                             (Name, Address and Telephone Number of Person Authorized
                                      to Receive Notices and Communications)

                                                     Copy to:

                                               Shahe Sinanian, Esq.
                                              Greenberg Traurig, LLP
                                                  200 Park Avenue
                                             New York, New York 10166
                                                  (212) 801-9200

                                                 February 13, 2006
                              (Date of Event which Requires Filing of this Statement)

If the filing  person has  previously  filed a Statement  on  Schedule  13G to report the  acquisition  that is the subject of this  Schedule 13D and if filing this Schedule  because of Rule  13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ]

                                          (continued on following pages)

--------------------------------------------------------------------------------------------------------------------
CUSIP NO. 03071L101                         13D/A                                                  Page 2 of 10 Pages
--------------------------------------------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON:  North Star Partners, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3863788
--------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [x]
----------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         WC       (SEE ITEM 3)
---------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE
--------------------------------------------------------------------------------------------------------------------

                   NUMBER                     7.    SOLE VOTING POWER:
                 OF SHARES                          803,371 shares (See Item 5)
                                                    ------------------------------------------------------------------
                BENEFICIALLY                  8.    SHARED VOTING POWER
                                                    ------------------------------------------------------------------
                                                    ------------------------------------------------------------------
                  OWNED BY                          -0- (See Item 5)
                                                    ------------------------------------------------------------------

               EACH REPORTING                 9.    SOLE DISPOSITIVE POWER
                   PERSON                           803,371 shares (See Item 5)
                                                    ------------------------------------------------------------------

                    WITH                      10.   SHARED DISPOSITIVE POWER
                                                    -0- (See Item 5)
----------------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         803,371 shares (See Item 5)
----------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]
----------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         3.3% (See Item 5)
----------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         PN
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 03071L101                         13D/A                                                  Page 3 of 10 Pages
---------------------------------------------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON:  North Star Partners II, L.P.
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 61-1467034
---------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [x]
----------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         WC       (SEE ITEM 3)
---------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [   ]
---------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE
---------------------------------------------------------------------------------------------------------------------

                   NUMBER                     7.    SOLE VOTING POWER:
                 OF SHARES                          758,601 shares (See Item 5)
                                                    ------------------------------------------------------------------
                BENEFICIALLY                  8.    SHARED VOTING POWER
                                                    ------------------------------------------------------------------
                  OWNED BY                          -0- (See Item 5)
                                                    ------------------------------------------------------------------
               EACH REPORTING                 9.    SOLE DISPOSITIVE POWER
                   PERSON                           758,601 shares (See Item 5)
                                                    ------------------------------------------------------------------
                    WITH                      10.   SHARED DISPOSITIVE POWER
                                                    -0- (See Item 5)
----------------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         758,601 shares (See Item 5)
----------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]
----------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         3.1% (See Item 5)
----------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 03071L101                         13D/A                                                  Page 4 of 10 Pages
---------------------------------------------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON:  Circle T Explorer Master Limited
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 02-0744122
--------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [x]
----------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         WC       (SEE ITEM 3)
---------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [   ]
---------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         BERMUDA
-------- -------------------------------------------------------------------------------------------------------------

                   NUMBER                     7.    SOLE VOTING POWER:
                 OF SHARES                          74,850 shares (See Item 5)
                                                    ------------------------------------------------------------------
                BENEFICIALLY                  8.    SHARED VOTING POWER
                                                    ------------------------------------------------------------------
                  OWNED BY                          -0- (See Item 5)
                                                    ------------------------------------------------------------------
               EACH REPORTING                 9.    SOLE DISPOSITIVE POWER
                   PERSON                           74,850 shares (See Item 5)
                                                    ------------------------------------------------------------------
                    WITH                      10.   SHARED DISPOSITIVE POWER
                                                    -0- (See Item 5)
----------------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         74,850 shares (See Item 5)
----------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]
----------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         0.3% (See Item 5)
----------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         CO
----------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 03071L101                         13D/A                                                  Page 5 of 10 Pages
---------------------------------------------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON:  NS Advisors, LLC
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 03-0439233
---------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [x]
----------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         AF       (SEE ITEM 3)
---------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [   ]
---------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         CONNECTICUT
-------- -------------------------------------------------------------------------------------------------------------

                   NUMBER                     7.    SOLE VOTING POWER:
                 OF SHARES                          1,636,822(1) shares (See Item 5)
                                                    ------------------------------------------------------------------
                BENEFICIALLY                  8.    SHARED VOTING POWER
                                                    ------------------------------------------------------------------
                  OWNED BY                          -0- (See Item 5)
                                                    ------------------------------------------------------------------
               EACH REPORTING                 9.    SOLE DISPOSITIVE POWER
                   PERSON                           1,636,822(1) shares (See Item 5)
                                                    ------------------------------------------------------------------
                    WITH                      10.   SHARED DISPOSITIVE POWER
                                                    -0- (See Item 5)
----------------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,636,822(1) shares (See Item 5)
----------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]
----------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         6.8% (See Item 5)
----------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         OO
---------------------------------------------------------------------------------------------------------------------

(1) NS Advisors, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star
Partners II, L.P. and Circle T Explorer Master Limited, by virtue of its position as general partner of each of North Star Partners, L.P. and North Star
Partners II, L.P. and Portfolio Manager of Circle T Explorer Master Limited.

---------------------------------------------------------------------------------------------------------------------
CUSIP NO. 03071L101                         13D/A                                                  Page 6 of 10 Pages
---------------------------------------------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON:  Andrew R. Jones
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: N/A
--------------------------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  [ ]
         (b)  [x]
----------------------------------------------------------------------------------------------------------------------

3.       SEC USE ONLY
---------------------------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS
         AF       (SEE ITEM 3)
---------------------------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [   ]
---------------------------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
         UNITED STATES OF AMERICA
-------- -------------------------------------------------------------------------------------------------------------

                   NUMBER                     7.    SOLE VOTING POWER:
                 OF SHARES                          1,636,822(1) shares (See Item 5)
                                                    ------------------------------------------------------------------
                BENEFICIALLY                  8.    SHARED VOTING POWER
                                                    ------------------------------------------------------------------
                  OWNED BY                          -0- (See Item 5)
                                                    ------------------------------------------------------------------
               EACH REPORTING                 9.    SOLE DISPOSITIVE POWER
                   PERSON                           1,636,822(1) shares (See Item 5)
                                                    ------------------------------------------------------------------
                    WITH                      10.   SHARED DISPOSITIVE POWER
                                                    -0- (See Item 5)
----------------------------------------------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,636,822(1) shares (See Item 5)
----------------------------------------------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [   ]
----------------------------------------------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         6.8% (See Item 5)
----------------------------------------------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------------------------------------------

(1) Andrew R. Jones holds an indirect beneficial interest in these shares which are directly beneficially owned by North Star Partners, L.P., North Star
Partners II, L.P. and Circle T Explorer Master Limited by virtue of his position as sole manager of NS Advisors, LLC.

                                                  Schedule 13D/A

                                                 Introductory Note

         This statement (this  "Statement")  amends the Schedule 13D originally filed by North Star Partners,  L.P.
("North Star"), North Star Partners II, L.P. ("North Star II"), NS Offshore,  Ltd. ("Offshore"),  Circle T Explorer
Master Limited  ("Explorer"),  NS Advisors,  LLC  ("Advisors")  and Andrew R. Jones ("Jones") on September 12, 2005
(the  "Original  13D") and amended by Amendment  No. 1, filed on January 9, 2006  ("Amendment  No. 1"). As reported in Amendment  No. 1, since the date of filing of the Original  13D,  Offshore  was wound up and  dissolved  and the shares of common stock, $.001 par value (the "Common Stock") of AmeriVest  Properties Inc., a Maryland  corporation
(the "Issuer"),  previously  beneficially  owned by Offshore were transferred to North Star. North Star, North Star
II,  Explorer,  Advisors  and  Jones  are  collectively  referred  to  herein as the  "North  Star  Group".  Unless specifically  amended  hereby,  the  disclosures  set forth in the  Original 13D and  Amendment  No. 1 shall remain unchanged.

Item 4.  Purposes of Transaction.

         The response to Item 4 of the Original 13D and Amendment  No. 1 is hereby  amended by adding the following paragraph to the end of such disclosure:

         On February 13, 2006,  the North Star Group  delivered a letter to the Issuer  expressing its concern over the recent  announcement  regarding  the Board of  Directors'  approval  of a plan of  liquidation.  That letter is attached hereto as Exhibit 2.

Item 5. Interests in Securities of the Issuer.

         The  response  to Item 5 of  Amendment  No. 1 is hereby  amended and  restated in its  entirety to read as follows:

         (a) - (c) As of February 13, 2006, the North Star Group  beneficially  owned in the  aggregate,  1,636,822 shares of Common Stock,  constituting  approximately 6.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon  24,111,000  shares  outstanding on October 31, 2005, as set forth in the Issuer's most recent report on Form 10-Q for the quarter ended  September 30, 2005 filed with the  Commission on November 4,
2005).  The following  table sets forth  certain  information  with respect to shares of Common Stock  beneficially owned directly by the North Star Group members listed:
                                                                  Approximate
                                          Number of             Percentage of
               Name                       Shares                Outstanding Shares
               ----                       ------                ------------------
              North Star*                   803,371               3.3%
              North Star II*                758,601               3.1%
              Explorer*                     74,850                0.3%

         * Advisors  and Mr.  Jones each has an indirect  beneficial  ownership  interest in these shares of Common
Stock.

         Advisors is the sole general  partner of North Star and North Star II and,  accordingly,  may be deemed to be the indirect  beneficial  owner (as that term is defined under Rule 13d-3  promulgated  pursuant to the Exchange
Act) of the shares of Common Stock that North Star and North Star II beneficially  own.  Advisors,  as the sole  general  partner of North Star and North Star II, has the sole power to direct  the  voting  and  disposition  of the  shares of Common  Stock  that  North Star and North Star II beneficially own.

         Advisors  is the  Portfolio  Manager  of  Explorer  and,  accordingly,  may be deemed  to be the  indirect beneficial  owner (as that term is defined  under Rule  13d-3  promulgated  pursuant  to the  Exchange  Act) of the shares of Common Stock that Explorer  beneficially owns.  Advisors,  as the Portfolio Manager of Explorer,  has the
sole power to direct the voting and disposition of the shares of Common Stock that Explorer beneficially owns.

         Mr. Jones is the sole  manager of Advisors  and,  accordingly,  Mr. Jones may be deemed to be the indirect beneficial  owner (as that term is defined  under Rule  13d-3  promulgated  pursuant  to the  Exchange  Act) of the shares of Common Stock that Advisors may be deemed to  beneficially  own. Mr.  Jones,  as sole manager of Advisors, has the sole power to direct the voting and  disposition  of the shares of Common Stock that Advisors may be deemed to beneficially own.

         Beneficial  ownership  of shares of Common  Stock shown on the cover pages of and set forth  elsewhere  in this 13D for each of the  members of the North Star Group  assumes  that they have not formed a group for  purposes of Section  13(d)(3) under the Exchange Act, and Rule  13d-5(b)(1)  promulgated  thereunder.  If the members of the
North Star Group were deemed to have formed a group for  purposes of Section  13(d)(3)  and Rule  13d-5(b)(1),  the group would be deemed to own  beneficially  (and may be deemed to have shared  voting and  dispositive  power over)
1,636,822 shares of Common Stock,  constituting  approximately  6.8% of the outstanding shares of Common Stock (the percentage  of shares owned being based upon  24,111,000  shares  outstanding  on October 31, 2005, as set forth in the Issuer's  most recent report on Form 10-Q for the quarter  ended  September 30, 2005 filed with the  Commission on November 4, 2005).

         The filing of this Schedule 13D and the inclusion of information  herein with respect to Mr. Jones,  shall not be  considered  an admission  that Mr.  Jones,  for the purpose of Section  13(d) of the  Exchange  Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.

         To the knowledge of the North Star Group,  except as described  herein,  none of the North Star Group, any person in control  (ultimately or otherwise) of the North Star Group,  any general  partner,  executive  officer or director  thereof,  as  applicable,  beneficially  owns any shares of Common Stock,  and except as set forth in the table below,  there have been no  transactions  in shares of Common Stock  effected  during the past 60 days by the
North  Star  Group,  any  person in control of the North Star  Group  (ultimately  or  otherwise),  or any  general partner,  executive officer or director thereof,  as applicable;  provided,  however,  certain  investment  banking affiliates of the North Star Group may beneficially  own shares of Common Stock,  including shares that may be held in  discretionary  or  advisory  accounts  with the North Star  Group;  and the North Star  Group,  directly  or in connection  with such  discretionary  or advisory  accounts,  may acquire,  hold,  vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The North Star Group has made purchases of shares of Common Stock during the past 60 days as follows:

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------
North Star            December 30, 2005                   48,374                $4.15

Name                  Date                                Number of Shares      Price Per Share
----                  ----                                ----------------      ---------------
North Star II         December 30, 2005                   50,500                $4.15
North Star II         January 5, 2006                     43,000                $4.23
North Star II         January 10, 2006                    23,000                $4.37
North Star II         January 11, 2006                    5,700                 $4.38

Explorer              December 30, 2005                   7,500                 $4.15

         In  addition  to the  foregoing,  North Star  acquired  144,563  shares of Common  Stock from  Offshore on
January 3, 2006 at an average price per share of $4.18.

         (d)      No person,  other than each of the  members  of the North  Star Group  referred  to as the direct beneficial  owner of the shares of Common  Stock set forth in this  response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e)      Not applicable.

Item 7. Material to be Filed as Exhibits.

         The response to Item 7 of the Original 13D and Amendment No. 1 is hereby amended by adding thereto the following:

Exhibit 2         Letter to the Board of Directors, dated February 13, 2006.

                                                     SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief,  the undersigned  certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  February 13, 2006
                                                      NORTH STAR PARTNERS, L.P.
                                                      By:        NS Advisors, LLC
                                                                 General Partner

                                                      By:        /s/  Andrew R. Jones
                                                                ----------------------------------------
                                                                 Andrew R. Jones, Managing Member

                                                      NORTH STAR PARTNERS II, L.P.
                                                      By:        NS Advisors, LLC
                                                                 General Partner

                                                      By:        /s/  Andrew R. Jones
                                                                 ----------------------------------------
                                                                 Andrew R. Jones, Managing Member

                                                      CIRCLE T EXPLORER MASTER LIMITED

                                                      By:        NS Advisors, LLC
                                                                 Portfolio Manager

                                                      By:        /s/  Andrew R. Jones
                                                                 ----------------------------------------
                                                                 Andrew R. Jones, Managing Member

                                                      NS ADVISORS, LLC

                                                      By:        /s/  Andrew R. Jones
                                                                 ----------------------------------------
                                                                 Andrew R. Jones, Managing Member

                                                      /s/  Andrew R. Jones
                                                      ----------------------------------------
                                                           Andrew R. Jones, Individually